SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 20, 2004

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

On February 20, 2004, Irwin Financial Corporation announced the addition of R. David Hoover to the IFC Board of Directors described in the news release attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1 News Release issued February 20, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: February 20, 2004   By: /s/ GREGORY F. EHLINGER

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued February 20, 2004.

News Release: IMMEDIATE RELEASE

For further information, contact

Suzie Singer, Corporate Communications   812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES
ADDITION TO BOARD OF DIRECTORS

(Columbus, IN, February 20, 2004) Irwin Financial Corporation (NYSE: IFC) today
announced the election of R. David Hoover to its Board of Directors.

Hoover, 58, is the Chairman, President, and Chief Executive Officer of Ball
Corporation (Broomfield, Colorado). He has been with Ball Corporation since 1970
serving in a variety of positions. Prior to joining Ball Corporation, Mr. Hoover was
with Eli Lilly & Company of Indianapolis, Indiana.

Mr. Hoover currently serves on the boards of Maxon Corporation; Energizer
Holdings, Inc; and the National Association of Manufacturers (NAM). He is also a
member of the boards of: The Community Foundation Serving Boulder County; the
National Food Processors Association (NFPA); the Can Manufacturers Institute
(CMI); DePauw University Board of Trustees; the Indiana University, Kelley School
of Business Dean's Advisory Council, and the University of Colorado at Denver
Business School Advisory Board.

He received his Bachelor's Degree from DePauw University (Greencastle, Indiana),
an MBA from Indiana University (Bloomington, Indiana), and completed the
Advanced Management Program of the Harvard University Graduate School of
Business, Boston.

Will Miller, Chairman and CEO said, "Irwin Financial is very pleased to welcome
David Hoover to our Board of Directors. His business acumen, broad experience, and
financial expertise will enhance our Board. Our current directors and senior
management team are looking forward to working with him."

Mr. Hoover was elected by the Board to serve the remainder of the term of John
Nash, which expires in April 2005. Mr. Nash retired as President and a board
member of the Corporation in April of 2003. Mr. Hoover's appointment to our Board
of Directors brings the total number of directors to 10.

Irwin® Financial Corporation (www.irwinfinancial.com) is an interrelated group of focused lines of business organized as a bank holding company, with a history tracing to 1871. The Corporation, through its operating companies - Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, Irwin Commercial Finance, and Irwin Ventures - provides a broad range of customized banking services to consumers and small businesses in selected markets in the United States and Canada.